EFES

02 JUN 12 AM 11:21

02034832

File: 082-04144

May 29, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

Attention: Division of International Corporate Finance

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding a private placement in Efes Breweries International B.V. ("EBI"), a subsidiary based in Holland that carries out the international beer operations.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dw 6/17

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No. 3 Kartal 81440 İstanbul
Tel: (0 216) 473 22 22 Faks: (0 216) 306 25 17

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
MAY 27TH, 2002

INSTITUTIONAL INVESTORS BECAME SHAREHOLDERS IN EFES BREWERIES INTERNATIONAL

Efes Breweries International B.V. ("EBI"), that carries out Efes Beverage Group's international beer operations is increasing its paid-in capital and placing the increased portion of the capital to selected foreign institutional investors through a private placement in order to provide external funding to further accelerate its rapidly growing operations. The foreign institutional investors, which will provide a total of close to $40 million and hold approximately 15% of EBI after the completion of the transaction, comprise of the leading global financial institutions lead by Southeast Europe Equity Fund managed by Soros Private Funds Management and include, Emerging Markets Management, European Bank for Reconstruction and Development ("EBRD"), Templeton Strategic Emerging Markets Fund managed by Franklin Templeton Investments, Keough Partners and Stichting A-Star Management Group. Global Securities, one of the leading financial institutions in Turkey, acted as the principal bank in the transaction while CLSA played a key role as the sales agent.

EBI was founded in the Netherlands as a wholly owned subsidiary of Anadolu Efes, and is the Holding company of the Efes Beverage Group's International brewery operations. EBI has had over 40% compound growth in volume over the past 2 years and became the leading producer of quality and premium beers across a territory spanning from the Adriatic to China. EBI currently owns and operates 4 breweries and 2 malteries in Russia, Romania, Kazakhstan and Ukraine (Territories) with a total annual capacity of 5 million hectoliters of beer and 50,000 tons of malt, and expects to expand into other countries in the region.

The capital increase for the private placement with a market value of $250 million for EBI will result in a total of 13% of the outstanding capital of the Company held by the institutional investors. Additionally, the institutional investors are granted with call options through a second capital increase in 1Q 2003, with the same price per share in EBI as in the initial capital increase. If the call options are exercised in full, the total shareholding of the institutional investors in the Company will increase to approximately 15%.

Efes Beverage Group, with an established culture of managing its businesses through public subsidiaries, intends to make an initial public offering of EBI in a European Stock Exchange by late 2004.

One unique aspect of the transaction is that the top management of Efes Beverage Group also participates in the private placement via Stichting A-Star Management Group, an investment vehicle established by the management in the Netherlands, with the same terms and conditions as the institutional investors.

The Company's product portfolio includes a combination of strong local brands, many of which are market leaders in their respective market segments, and the Efes Pilsener International brand, which is currently being sold in over 30 countries. The combined strength of local and International brands has made EBI one of the strongest regional brewers in the Territories. EBI holds key positions in the Territories, and ranks among the leading brewers in the countries in which it operates.

To meet the continued strong demand in its Territories, EBI is currently building additional brewing capacity of 1.0 million hectoliters in Southern Russia and 0.6 million hectoliters in Almaty, Kazakhstan which are expected to be operational by 4Q 2002. Consequently, the total brewing capacity of EBI will increase to over 6.5 million hectoliters by the end of 2002.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

The proceeds from the private placement, which is expected to amount to a total of approximately $40 million, are to be utilized to seize further growth opportunities in the region.

Mr. Muhtar Kent, CEO & President of Efes Beverage Group said that "We are delighted to have the opportunity to share the dynamic growth of EBI with our new shareholders which will make us even stronger to capitalize on the opportunities in a vast territory spanning from the Adriatic to China."

Mr. Ronald Drake, Director of Strategic Investments of Soros Private Funds Management, stated that, "We are extremely pleased to cooperate with Efes Beverage Group in assisting the rapid growth of EBI."

Mr. Hans Christian Jacobsen, the EBRD's Director for Agribusiness, said the project strengthened the partnership between Efes as a strategic investor and the EBRD as one of the largest financiers of the agribusiness sector in the Central and Eastern Europe. He said it would build upon the EBRD's direct financing of Efes' subsidiaries in Russia and Central Asia, which have helped strengthen their local economies by increasing competition and forming partnerships with local small businesses.

Investor Profiles

The Southeast Europe Equity Fund, Ltd. ("SEEF") is sponsored and managed by affiliates of Soros Private Funds Management, a global private equity investment management organization established to extend the Soros organization's commitment to private equity initiatives. SEEF makes direct equity and equity-related investments in privately-owned or privately-managed companies operating in nine countries in Southeast Europe. The total capital of SEEF is US$150 million, including a US$100 million commitment from the Overseas Private Investment Corporation ("OPIC"), an agency of the United States government.

Emerging Markets Management ("EMM") is an investment firm dedicated exclusively to the management of emerging markets equities. Currently EMM manages a wide range of separate accounts and commingled funds in emerging markets through a disciplined, value-oriented investment approach. The aggregate amount of assets under EMM's management reaches an amount of US$3.7 billion.

The EBRD, with a subscribed capital of EUR20 billion, aims to foster the transition from centrally planned to market economies in central and Eastern Europe and the Commonwealth of Independent States. It is owned by 60 countries, the European Investment Bank and the European Community. EBRD already has contributions to the development of EBI operations, through loan in Kazakhstan and through both loan and equity in Russia.

Templeton Strategic Emerging Markets Fund is an investment fund administered by Templeton Asset Management Ltd. affiliated to Franklin Resources Inc. (Franklin Templeton Investments). Franklin Templeton Investments is quoted with the New York Stock Exchange, Pacific Stock Exchange, London Stock Exchange, and is included in the S&P 500 index. The aggregate amount of assets under Franklin Templeton Investment's management reaches an amount of US$240 billion. Franklin Templeton Investment provides financial consulting and asset management services in 135 countries across the world with a wide range of financial products, including 240 funds.

Keough Partners is a private investment firm whose partners include Mr. Donald Keough, Chairman of the Board of Allen & Company. Mr. Keough also served as President and Chief Operating Officer and a director of the Coca-Cola Company until 1995.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES

02 JUN 12 AM 11:21

File: 082-04144

June 04, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 2001 annual audited consolidated financial statements prepared in accordance with the requirements of International Accounting Standards.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No. 3 Kartal 81440 İstanbul
Tel: (0 216) 473 22 22 Faks: (0 216) 306 25 17

THE EFES BEVERAGE GROUP (ANADOLU EFES) HAS RELEASED ITS FY2001 AUDITED CONSOLIDATED FINANCIAL RESULTS PREPARED IN ACCORDANCE WITH IAS

Efes Beverage Group

- The Efes Beverage Group (EBG) is a system of companies producing and marketing beer, malt and soft drinks across a geography including Turkey, South East Europe and Central Asia. The Group with an annual brewing capacity in excess of 1,3 billion litres, malting capacity of 150,000 tonnes and Coca-Cola bottling capacity of over 340 million unit cases per year, is one of the leading beverage systems in the region.

Consolidation Principles

- The audited consolidated financial statements of EBG for 2001 (in comparison with 2000) prepared in accordance with IAS also includes the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies). Thus 2000 figures are also restated as of 31.12.2001.
- The consolidation is composed of Anadolu Efes (formed in 2000, with the merger of Turkish brewing and malt production companies) and its subsidiaries in which Anadolu Efes holds the majority stake; Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Sınai (Efes Invest – international Coca-Cola operations), Efes Breweries International (international beer operations) and Cypex (beer distribution in Cyprus).
- The results of Interbrew Efes Brewery, a 50% JV of Efes Breweries International with Interbrew of Belgium, are consolidated on a proportionate basis. In other words 50% of the financial results of Interbrew Efes Brewery, including sales volume, have been accounted in both the audited consolidated financial statements as well as the financial results of the international beer operations.
- The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.
- Coca-Cola Bottlers of Turkey J.V. (CCBT), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method based on CCBT's IAS 29 financial statements.
- For Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 14,9% in 2001, equity method is discontinued and it is carried as an investment in the consolidated financial statements.
- A brief summary of the financial statements of CCBT is presented as an attachment of this announcement.

FY 2001 Overview

- In Turkey, although the economy has shrunk by historical record of about 10%, EBG succeeded in retaining its beer volumes at only 3% below the preceding year with no real pricing erosion. Accordingly, EBG also maintained its market leadership with 77% market share in Turkey, leading its total competitors by more than 3 to 1 and continued to generate above average Cash Operating Profit margin.
- Turkish Coca-Cola business (CCBT), although impacted further than the beer business by the economic turbulence in Turkey, maintained its market share level in the Turkish carbonated soft drinks market. More importantly, Cash Operating Profit margin in 2001 was also maintained as 14.6%. CCBT's new bottled water product "Turkuaz" was successfully launched and started to deliver positive contribution to the performance of the company.
- Despite slight declines, the volumes for EBG's Turkish beer and soft drinks were the best performers in Turkey in 2001, amongst all consumer product categories measured by Nielsen.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

- International beer operations of EBG continued to deliver significant growth, increasing its consolidated sales volumes by 42% vs. 2000 and reaching 250 million liters in 2001. The share of Efes branded international beer sales, which was 23% of total EBG beer sales volume in 2000, increased to 30% in 2001 including Turkey originated exports. As leading brands in their segments; Efes Pilsener and Stary Melnik in the Russian Federation, and Karagandinskoe in Kazakhstan, were the major contributors carrying out this progress.
- Efes Moscow Brewery, which has concluded a 17 million USD loan agreement with European Bank for Reconstruction and Development for a capacity expansion to supply the increased demand to its successful brands in the Russian market, started to serve Russian consumers with 300 million liters of brewing capacity.
- Efes Ukraine Brewery, established as a joint venture with INVESCO CEAM in Ukraine, launched its local brands: Chernomor Gold, Light and Extra in the Ukrainian beer market, restructuring the brand mix.
- In the international Coca-Cola business, Efes Invest, operating in Central Asia where the full economic recovery is yet to take place, significantly improved profitability and attained 1,6 million USD Cash Operating Profit after three consecutive years of Cash Operating Profit loss since the economic crisis in Russia in 1998.

Sales Volumes

- At the end of 2001 EBG total beer sales volume reached 819 million litres, a 7,4% increase with respect to 2000.
- Anadolu Efes domestic beer sales volume was at 546 million litres. With the inclusion of the Turkey originated export volume, total sales volume of the Turkish brewing business reached 569 million litres, which represent a slight decrease of 3% vs. 2000.
- International beer sales volume realised as 250 million liters, posting a 42% increase over 2000.
- Consolidated sales volume of EBG's international Coca-Cola operations was approximately 19 million unit cases.

Net Sales Revenue

- For the year 2001, consolidated net sales revenue of EBG increased to 429 million USD growing 5,2% vs. 2000.
- In 2001, Turkish beer operations of EBG generated 278 million USD consolidated net sales revenue.
- EBG International beer operations continued to deliver very strong results and reached 116 million USD consolidated net sales revenue constituting a 53% growth on 2000.
- International Coca-Cola operations of EBG produced 37 million USD of total net sales revenue.

Cash Operating Profit (COP)

- Albeit a challenging business environment, particularly in Turkey, in 2001 EBG succeeded to maintain the consolidated COP level at 113.5 million USD.
- COP generated by domestic beer operations was 83,8 million USD, maintaining the COP margin at 30% levels.
- International beer operations confirmed expectations of healthy COP margin growth over 2000 by generating 28,2 million USD of COP with 24,3% of COP margin in 2001.
- International Coca-Cola operations of EBG started to realize positive contributions of serious operational and structural measures that it has taken, and incurred 1,6 million USD of positive COP in comparison to a COP loss of 2,6 million USD in 2000.

Although sales volume of CCBT, which is consolidated on equity basis, contracted by 13% vs. 2000, it has succeeded to maintain its COP margin at 14.6%.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent (CEO & President)	Mr. Hurşit Zorlu (Chief Financial Officer)	Mr. Orhun Köstem (Investor Relations Manager)
tel: 90 216 473 22 22 ext: 600-601	tel: 90 216 473 22 22 ext: 630	tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 387 46 42	facsimile: 90 216 389 58 63	facsimile: 90 216 389 58 63
e-mail: muhtarkent@efespilsen.com.tr	e-mail: hursit.zorlu@efespilsen.com.tr	e-mail: orhun.kostem@efespilsen.com.tr

Recent Developments and 2002 Outlook

- In February 2002 Efes Beverage Group launched its new logo and packaging for its Efes Pilsen, Efes Pilsener, Efes Light, Efes Dark and Efes Extra brands, thus providing for a more contemporary look, in line with the expectations of the consumers.
- Through its leading brands Efes Pilsen and Stary Melnik, EBG has become the main sponsor of the Turkish and Russian National Football Teams, respectively, that have qualified to play in the World Cup 2002 Finals in Korea and Japan.
- EBG signed a license agreement with Interbrew for the production, marketing and distribution of Beck's brand in Turkey. The parties also intend to extend their collaboration further through the granting of the Efes Pilsener license to selected Interbrew operations in Western Europe.
- To supply the increased demand to its successful brands in its operating territories, EBG is building additional capacities in Russian Federation-Rostov, and Kazakhstan-Almaty. By the end of 2002 the international brewing capacity of EBG will increase from 500 million liters to over 650 million liters.
- Efes Breweries International B.V. (EBI), that carries out Efes Beverage Group's international beer operations increased its paid-in capital and placed the increased portion of the capital to selected foreign institutional investors through a private placement in order to provide external funding to further accelerate its rapidly growing operations. The foreign institutional investors are comprised of the leading global financial institutions lead by Southeast Europe Equity Fund managed by Soros Private Funds Management and include Emerging Markets Management, European Bank for Reconstruction and Development ("EBRD"), Templeton Strategic Emerging Markets Fund managed by Franklin Templeton Investments, Keough Partners and Stichting A-Star Management Group.
- Turkish beer business is expected to maintain its healthy operating margins and outperform the rate of the expected economic growth in FY 2002.
- In 2002, international beer business is expected continue its profitable growth with significant increases in volumes and developing margins.
- International Coca-Cola business is expected to improve the profitability levels while increasing its sales volume for 2002.

You can view or download 2001 consolidated results of EBG (Anadolu Efes) prepared in accordance with the requirements of International Accounting Standards together with the footnotes and auditor's report from http://www.efesbev.com/

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES BEVERAGE GROUP (Anadolu Efes)
CONSOLIDATED INCOME STATEMENT
for the periods ended 31.12.2000 and 31.12.2001 (million USD)
(figures restated as of 31.12.2001)

	2000	2001
NET SALES	406,8	428,7
COST OF SALES	(180,7)	(215,1)
GROSS PROFIT	226,1	213,6
OPERATING EXPENSES	(170,4)	(156,7)
OPERATING INCOME	55,8	56,9
Financial income/(expense),net	(18,3)	2,4
Foreign Exchange Losses,net	(28,2)	(106,4)
Other income/(expense),net	(7,9)	(12,8)
Income/(expense) from associates	4,4	(10,4)
INCOME before tax and Monetary Gain/(Loss)	5,7	(70,2)
PROVISION FOR TAXES	(0,1)	(8,2)
NET INCOME before Monetary Gain/(Loss) & Minority Interest	5,7	(78,4)
Minority Interest	8,6	4,9
Monetary Gain/(Loss) - net	51,2	79,4
NET INCOME	65,5	6,0

Cash Operating Profit (COP)	112,7	113,5

Note 1: Net sales revenues and cost of goods sold are restated by excluding passive exports of Turkey Beer Division

Note 2: Coca-Cola Bottlers of Turkey J.V. (CCBT), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method based on CCBT's IAS 29 financial statements.

Note 3: For Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 14,9% in 2001, equity method is discontinued and it is carried as an investment.

Note 4: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 5: COP comprises of operating profit, depreciation and other non-cash items up to operating profit

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/*or you may contact;*

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES BEVERAGE GROUP *(Anadolu Efes)*
CONSOLIDATED BALANCE SHEET as of 31.12.2000 and 31.12.2001 (million USD)
(figures restated as of 31.12.2001)

	2000	2001
CASH AND BANKS	21,5	37,6
MARKETABLE SECURITIES	0,4	4,0
RECEIVABLES	55,4	36,7
DUE FROM RELATED PARTIES	27,6	27,2
INVENTORIES	59,7	57,0
OTHER CURRENT ASSETS	13,0	14,6
TOTAL CURRENT ASSETS	**177,6**	**177,1**
INVESTMENT IN ASSOCIATES	85,0	51,1
INVESTMENTS	9,5	31,5
PROPERTY,PLANT,EQUIPMENT	239,5	246,7
BUILDINGS-net	99,0	110,9
INTANGIBLE FIXED ASSETS	0,3	0,9
GOODWILL	58,9	78,2
DEFERRED TAX ASSET, NON-CURRENT	3,3	4,7
OTHER NON-CURRENT ASSETS	6,5	5,2
LONG-TERM RECEIVABLES	0,0	0,1
TOTAL NON-CURRENT ASSETS	**501,9**	**529,2**
TOTAL ASSETS	**679,5**	**706,3**

	2000	2001
TRADE PAYABLES	36,6	35,6
DUE TO RELATED PARTIES	42,4	39,0
OTHER CURRENT LIABILITIES	33,4	16,5
INCOME TAX PAYABLE	8,4	1,5
PROVISIONS	0,0	5,7
SHORT-TERM LEASE OBLIGATIONS	6,7	1,2
SHORT-TERM LOANS	38,5	42,1
CURRENT PORTION OF LONG-TERM DEBT	53,9	109,4
TOTAL CURRENT LIABILITIES	**220,1**	**251,2**
LONG-TERM DEBT – NET OF CURRENT PORTION	70,7	37,2
LONG-TERM PORTION OF LEASE OBLIGATIONS	0,8	1,2
EMPLOYEE BENEFITS OBLIGATIONS	9,6	8,5
DEFERRED TAX LIABILITY	28,0	29,1
OTHER NON-CURRENT LIABILITIES	3,1	1,9
TOTAL LONG-TERM LIABILITIES	**112,2**	**78,0**
MINORITY INTEREST	44,6	61,6
SHAREHOLDERS EQUITY	302,6	315,6
TOTAL LIABILITIES & S.HOLDERS EQUITY	**679,5**	**706,3**

Note 1: Coca-Cola Bottlers of Turkey J.V. (CCBT), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method based on CCBT's IAS 29 financial statements.

Note 2: For Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 14,9% in 2001, equity method is discontinued and it is carried as an investment.

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

BREAKDOWN OF THE SELECTED INCOME STATEMENT ITEMS BY DIVISION
for the periods ended 31.12.2000 and 31.12.2001 (million USD unless stated otherwise)

	2000	2001
Sales Volume (million lt)		
Turkey Beer (million lt)	586,9	569,3
Efes Breweries International (million lt)	175,9	249,9
Efes Invest (million unit cases)	20,8	19,1
Net Sales		
Turkey Beer	300,1	278,3
Efes Breweries International	75,8	116,1
Efes Invest	45,9	37,1
Gross Profit		
Turkey Beer	183,0	154,1
Efes Breweries International	36,7	52,1
Efes Invest	11,7	8,0
Operating Profit		
Turkey Beer	64,7	49,0
Efes Breweries International	6,0	15,8
Efes Invest	(9,6)	(3,1)
Cash Operating Profit (COP)		
Turkey Beer	101,8	83,8
Efes Breweries International	16,1	28,2
Efes Invest	(2,6)	1,6

	2000	2001
INCOME before tax and Monetary Gain/(Loss)		
Turkey Beer	28,8	(43,7)
Efes Breweries International	11,3	7,4
Efes Invest	(15,1)	(10,4)
NET INCOME before Monetary Gain/(Loss) & Minority Interest		
Turkey Beer	46,8	(54,9)
Efes Breweries International	6,4	12,4
Efes Invest	(15,0)	(10,1)
NET INCOME before Monetary Gain/(Loss)		
Turkey Beer	45,7	(54,9)
Efes Breweries International	5,7	8,2
Efes Invest	(10,4)	(6,4)
NET INCOME after Monetary Gain/(Loss)		
Turkey Beer	90,6	19,9
Efes Breweries International	16,3	14,5
Efes Invest	(15,7)	(12,0)

Note 1: Figures of Turkey beer operations are restated in TL and converted to USD at the applicable rate as of 31.12.2001. Figures for Efes Breweries International and Efes Invest are obtained from the individual audited financial results prepared in accordance with IAS.
Note 2: Net sales revenues and cost of goods sold are restated by excluding passive exports of Turkey Beer Division
Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.
Note 4: COP comprises of operating profit, depreciation and other non-cash items up to operating profit

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

BREAKDOWN OF THE SELECTED BALANCE SHEET ITEMS BY DIVISION
as of 31.12.2000 and 31.12.2001 (million USD) (figures restated as of 31.12.2001)

	2000	2001
Cash, Banks and Marketable Securities		
Turkey Beer	1,0	11,3
Efes Breweries International	13,8	24,6
Efes Invest	9,8	5,7
Trade & Other Receivables		
Turkey Beer	45,6	27,1
Efes Breweries International	6,5	4,6
Efes Invest	8,7	6,2
Inventories		
Turkey Beer	27,4	28,6
Efes Breweries International	21,8	17,3
Efes Invest	14,6	11,0
Property, Plant & Equipment, net		
Turkey Beer	151,0	137,9
Efes Breweries International	117,5	139,5
Efes Invest	95,4	79,9

	2000	2001
Trade & Other Payables		
Turkey Beer	9,6	19,9
Efes Breweries International	22,5	11,0
Efes Invest	11,1	5,2
Total Financial Debt		
Turkey Beer	87,9	112,3
Efes Breweries International	54,9	59,4
Efes Invest	27,0	17,1
Shareholder's Equity		
Turkey Beer	356,2	371,6
Efes Breweries International	66,6	97,4
Efes Invest	63,6	57,8
Total Assets		
Turkey Beer	556,4	575,4
Efes Breweries International	171,3	205,2
Efes Invest	140,1	111,8

Note 1: Figures of Turkey beer operations are restated in TL and converted to USD at the applicable rate as of 31.12.2001. Figures for Efes Breweries International and Efes Invest are obtained from the individual audited financial results prepared in accordance with IAS.

Note 2: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

SUMMARY USGAAP FINANCIALS of COCA-COLA BOTTLERS OF TURKEY(CCBT)
As of and for the periods ended 31.12.2000 and 31.12.2001
(million USD unless stated otherwise)

	2000	2001
Sales Volume (million unit cases)	217	188
Net Sales	630	451
Cash Operating Profit	91	66

Total Assets	515	443
Shareholder's Equity	287	258
Net Financial Debt	147	115

Note 1: COP comprises of operating profit, depreciation and other non-cash items up to operating profit

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 473 22 22 ext: 600-601
facsimile: 90 216 387 46 42
e-mail: muhtarkent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 473 22 22 ext: 630
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Investor Relations Manager)

tel: 90 216 473 22 22 ext: 637
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr